January 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:                    Chris Edwards

Re:                             Lannett Company, Inc.

Registration Statement on Form S-3

File No. 333-235640

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Lannett Company, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on January 24, 2020, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Brad Rodos of Fox Rothschild LLP at (215) 299-2180.

Thank you for your assistance in this matter. Should you have any questions, please call Mr. Rodos.

Very truly yours,

/s/ Timothy C. Crew

Timothy C. Crew
Chief Executive Officer